LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW

5335 WISCONSIN AVENUE, N.W., SUITE 780
WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000
FACSIMILE (202) 362-2902
www.luselaw.com

 (202) 274-2010                                                                                                                                                 bazoff@luselaw.com

August 8, 2014

Michael Clampitt, Senior Counsel
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-0303

Re:          Pathfinder Bancorp, Inc.
Registration No. 333-196676
Registration Statement on Form S-1

Dear Mr. Clampitt:

On behalf of Pathfinder Bancorp, Inc. (the “Company”) and in accordance with Rule 101 of Regulation S-T, set forth below is the comment from the Staff’s letter dated August 5, 2014, as well as the Company’s response to the comment. As discussed with the Staff, the Company’s revisions to the Pre-Effective Amendment No. 1 to the Company’s Registration Statement on Form S-1 will be made in the Prospectus filed pursuant to Rule 424(b)(3).

Form S-1

Reasons for the Conversion and Offering, page 6

1.  Please revise this section and related disclosure to clarify your statements on page 7 and on page 141 that one of your primary reasons for the conversion is to “facilitate future mergers and acquisitions” to clarify that some of your provisions, such as, the restrictions on 10% holders and the supermajority provisions in your new Articles of Incorporation and By-Laws, may not facilitate mergers and acquisitions. Make appropriate revisions in the last two risks on page 29 consistent with this comment.

Response:  On page 7 and on page 142, the Company has changed the first sentence of the “facilitate future mergers and acquisitions” bullet point as follows:

“Although we do not currently have any understandings or agreements regarding any specific acquisition transaction, the fully public stock holding company structure will give us greater flexibility to use our common stock as merger consideration and to structure mergers and acquisitions of other financial institutions or financial services companies as opportunities arise, which will make us a more attractive and competitive bidder for such institutions.”

Michael Clampitt, Senior Counsel
August 8, 2014
Page

On page 7 and on page 142, the Company has added the last sentence to the “facilitate future mergers and acquisitions” bullet point as follows:

“Certain provisions in New Pathfinder’s articles of incorporation and bylaws such as a prohibition on any beneficial owner voting in excess of 10% of New Pathfinder’s common stock and supermajority voting requirements will also make it more difficult for companies or persons to exercise control of New Pathfinder without the consent of our board of directors.  See “Risk Factors—Various factors, including our articles of incorporation and bylaws, and Maryland and federal law, will make takeover attempts more difficult to achieve,” and “Restrictions on Acquisition of New Pathfinder.”

On page 29, the Company has revised the Risk Factor “Various factors may make takeover attempts more difficult to achieve” to change the title of the Risk Factor and the second and third sentences of the Risk Factor as follows:

Various factors, including our articles of incorporation and bylaws, and Maryland and federal law, will make takeover attempts more difficult to achieve.

Our board of directors has no current intention to sell control of New Pathfinder. Our articles of incorporation and bylaws include certain provisions which will make it more difficult for companies or persons to acquire control of New Pathfinder without the consent of our board of directors, such as (i) a prohibition on any beneficial owner voting in excess of 10% of New Pathfinder’s common stock, (ii) supermajority voting requirements to remove directors for cause and amend certain provisions of the articles of incorporation and bylaws and (iii) provisions requiring advance notice of stockholder proposals and director nominations. For further information, see “Restrictions on Acquisition of New Pathfinder.”

Additionally, Maryland law, such as a five year prohibition on business combinations with interested stockholders, federal regulations, such as a three year prohibition on acquiring more than 10% of New Pathfinder, shares of restricted stock and stock options that we have granted or may grant to employees and directors and stock ownership by our management and directors, and various other factors will also make it more difficult for companies or persons to acquire control of New Pathfinder without the consent of our board of directors.”

Michael Clampitt, Senior Counsel
August 8, 2014
Page

We believe the foregoing is responsive to the staff’s comments.  The Company wishes to have the registration statement declared effective as soon as possible.  Should you have any questions, please do not hesitate to contact the undersigned at (202) 274-2010 or Eric Luse at (202) 274-2002.

Very truly yours,

/s/ Benjamin Azoff Benjamin Azoff

cc:	Jonathan E. Gottlieb, Esq.
William Schroeder, CPA
Amit Pande, CPA
Thomas Schneider, President and Chief Executive Officer
Eric Luse, Esq.